Skadden, Arps, Slate, Meagher & Flom llp
A Delaware Limited Liability Partnership
世達國際律師事務所
30/F, CHINA WORLD OFFICE 2
NO. 1, JIAN GUO MEN WAI AVENUE
BEIJING 100004 CHINA
________

TEL: (86-10) 6535-5599
FAX: (86-10) 6535-5699
www.skadden.com

October 29, 2010

Mr. Duc Dang, Attorney-Advisor Ms. Erin E. Martin, Attorney-Advisor Division of Corporation Finance Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

RE:	IFM Investments Limited
Amendment No. 1 to
the Registration Statement on Form F-1 (File No. 333-169541)

Dear Mr. Dang and Ms. Martin:

On behalf of our client, IFM Investments Limited, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we set forth below the Company’s response to the comment contained in the letter dated October 15, 2010 from the staff of the Commission (the “Staff”) with respect to the Company’s registration statement on Form F-1 filed with the Commission on September 23, 2010.

The Staff’s comment is repeated below and followed by the Company’s response. Capitalized terms used but not otherwise defined herein have the meaning set forth in the Amendment No. 1.

In addition, the Company has filed Amendment No. 1 to the Registration Statement on Form F-1 (the “Amendment No. 1”), which included its consolidated interim financial statement for the six months ended June 30, 2010 and the related disclosure in the Recent Developments section.

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Securities and Exchange Commission
October 29, 2010

General

1.
It appears that you are registering this transaction as a resale pursuant to Rule 415(a)(1)(i) of Regulation C.  Considering the amounts being registered, as compared to that outstanding, please tell us whether the selling shareholders are considered affiliates and provide an analysis explaining your basis for replying on Rule 415(a)(1)(i) and concluding that this transaction is not being conducted by or on behalf of the issuer.

For reasons stated below, the Company respectfully advises the Staff that, even though the selling shareholders may be considered affiliates of the Company for purposes of Rule 405 of Regulation C of the Securities Act of 1933, as amended (the “Securities Act”) based on their ownership of ordinary shares in the Company, the selling shareholders shall not be deemed as “alter egos” of the Company or otherwise acting as a conduit for the Company. The Company furthermore advises the Staff that this transaction is not being conducted by or on behalf of the Company, and, therefore, Rule 415(a)(1)(i) of Regulation C may be relied on to register the securities offered in a resale transaction.

The Company took note of the Staff’s concerns. Under Rule 415(a)(1)(i), parents or subsidiaries of the issuer are excluded from secondary offerings because “as a practical matter, parents and most subsidiaries of an issuer would have enough of an identity of interest with the issuer”.  Nonetheless, pursuant to Item 38 of the Manual of Publicly Available Telephone Interpretation by the Commission’s Division of Corporation Finance (the “Interpretive Release 38”), “[a]side from parents and subsidiaries, affiliates of issuers are not necessarily treated as being the alter egos of the issuers. Under appropriate circumstances, affiliates may make offerings which are deemed to be genuine secondaries.”

Rule 415 was adopted by the Commission to permit the registration by an issuer of shares to be sold on a delayed or continuous basis by selling shareholders in a bona fide secondary offering without restriction.  In the event that an offering registered in reliance on Rule 415(a)(1)(i) is instead recharacterized as an offering that is “by or on behalf of the registrant” as specified in Rule 415(a)(1)(x), Rule 415 is only available to register an “at the market offering” if the registrant is eligible to use Form S-3 or Form F-3 to register a primary offering. The Company is not eligible to use Form F-3 to effect a primary offering and, as a result, it cannot rely on Rule 415 to register a primary offering “at the market.”

The Company has reviewed the Staff’s historical guidance on delayed or continuous offering and sale of securities as articulated in Question 612.09 (“CD&I 612.09”) of the Compliance and Disclosure Interpretations regarding the rules promulgated under the Securities Act, which states:

Securities and Exchange Commission
October 29, 2010

It is important to identify whether a purported secondary offering is really a primary offering, i.e., the selling shareholders are actually underwriters selling on behalf of an issuer. Underwriter status may involve additional disclosure, including an acknowledgment of the seller’s prospectus delivery requirements. In an offering involving Rule 415 or Form S-3, if the offering is deemed to be on behalf of the issuer, the Rule and Form in some cases will be unavailable (e.g., because of the Form S-3 “public float” test for a primary offering, or because Rule 415(a)(1)(i) is available for secondary offerings, but primary offerings must meet the requirements of one of the other subsections of Rule 415). The question of whether an offering styled a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who receives the proceeds. Consideration should be given to how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer (emphasis added).

After reviewing the factors set forth in CD&I 612.09 and the totality of the facts and circumstances, the Company reaches the conclusion (i) that this transaction is not being conducted by or on behalf of the issuer by either selling shareholder, and (ii) that neither selling shareholder is acting as an underwriter or conduit for the Company.

How long the selling shareholders have held the shares and the circumstances under which the selling shareholders received the shares.

Selling shareholder Goldman Sachs Strategic Investments (Asia) L.L.C. (“GS Investments”) has held the shares since 2006 (more than four years). On August 24, 2006, in order to develop the Company’s own brokerage service business, the Company issued 200,000,000 Series A convertible redeemable preferred shares (after giving effect to the Company’s 10-for-1 share split effected January 4, 2010) to GS Investments for cash of US$22.0 million (approximately RMB170.7 million), net of issuance cost of US$0.6 million (approximately RMB4.6 million). Immediately prior to the closing of the Company’s IPO on January 27, 2010, these Series A preferred shares held by GS Investments were automatically converted, at the conversion price then in effect, into 61,108,179 shares of Class A ordinary shares and 80,502,938 shares of Class B ordinary shares of the Company.

Similarly, the other selling shareholder, GL Asia Mauritius II Cayman Limited (“GL Asia”), has held its shares offered in this transaction since 2007 (approximately three years). In connection with the Company’s business expansion plan, the Company issued 105,253,600 Series B convertible redeemable preferred shares (after giving effect to the Company’s 10-for-1 share split effected January 4, 2010) to GL Asia on

Securities and Exchange Commission
October 29, 2010

October 19, 2007 for a total consideration of approximately US$38.7 million (approximately RMB290.6 million), net of issuance cost of US$1.3 million (approximately RMB10.0 million).  Immediately prior to the closing of the Company’s IPO on January 27, 2010, these Series B preferred shares were automatically converted, at the conversion price then in effect, into 91,893,513 shares of Class A ordinary shares of the Company.

It is clear from the facts and circumstances that the selling shareholders acquired their shares in the ordinary course of business with genuine investment intent and not with a view to distribute such shares.  Furthermore, the fact that the selling shareholders have owned their shares since 2006 and 2007, respectively, proves their long-term investment intent.

The current Registration Statement on Form F-1 has been filed by the Company as a result of the demand registration right exercised by the selling shareholders pursuant to a registration rights agreement entered by and between the Company and the selling shareholders on December 30, 2009.  The decision to exercise these registration rights and request that all of their shares be registered with the SEC was made by the selling shareholders and not by the Company. From the point of view of the Company, filing this Registration Statement entails incremental legal, accounting and printing costs and filing fees, with no offsetting benefits. In other words, the Company would not have filed this Registration Statement in the absence of the selling shareholders’ exercise of their contractual registration rights. The Company will not receive any proceeds from any sale of shares by the selling shareholders, either.

Therefore, the long-term investment intent of the selling shareholders and the fact that this transaction is a result of the selling shareholders’ independent decision to exercise their registration rights demonstrate that this transaction is not carried out by or on half of the Company, and rather, it is a genuine secondary offering.

Relationship of the selling shareholders and the issuer.

As discussed above, the Company submits that the selling shareholders may be considered affiliates of the Company for purposes of Rule 405 of Regulation C of the Securities Act based on their ownership of ordinary shares in the Company. As of the date of the Amendment No. 1, GS Investments owns 61,108,179 shares of Class A voting ordinary shares of the Company (excluding the Class B ordinary shares that have no voting right but may be converted into Class A ordinary shares at the option of the holders thereof), and GL Asia owns 91,893,513 shares of Class A voting ordinary shares of the Company.  These shares constitute approximately 10.1% and 15.2% of the Company’s 606,117,475 outstanding Class A voting ordinary shares, respectively.

Despite of the ownership of ordinary shares, the Company respectfully advises the Staff that the selling shareholders are not the “alter egos” of the Company and they do

Securities and Exchange Commission
October 29, 2010

not act as a conduit for the Company.  Instead, they are just the Company’s pre-IPO investors. There is no currently existing contract or agreement that would otherwise give either selling shareholder control over the Company.  Both selling shareholders are involved in the investment business while the Company operates a real estate service business. The Company respectfully advises the Staff that the selling shareholders’ investment in the Company is long term and runs contrary to a conclusion that they acquired the securities for the purpose of distributing them on behalf of the Company.

Therefore, the Company respectully advises the Staff that this transaction is a genuine secondary offering by the selling shareholders.

The amount of shares involved.

Although it is true that the selling shareholders are registering a large number of shares, this is only one of the factors cited in the CD&I 612.09 to be considered when determining whether a secondary offering should be considered a primary offering on behalf of the registrant.  Where an offering otherwise constitutes a secondary offering, there is nothing inherent in the registration of a large number of shares by a selling shareholder that transmutes a secondary offering into a primary offering – such fact is just one possible indicator that an offering styled as a secondary offering really is a primary transaction.  For the reasons set forth in this response, the Company believes that the shares being registered for resale are clearly being registered for the benefit of the selling shareholders who have held their shares since 2006 and 2007, respectively.

The Company also notes that this is not a PIPE transaction or a transaction involving warrants or convertible notes where a company is attempting to create a public market for its securities by registering securities on a secondary basis which it could not register on a primary basis, where the Company understands the Staff has had concerns in recent years.  Rather, this is a registration involving an already publicly-traded company of shares that have been held for more than three years, by shareholders principally owned by investment firms exercising their demand registration rights more than three years after receiving such rights.

Whether the sellers are in the business of underwriting securities.

The selling shareholders are not in the business of underwriting securities.  GL Asia is owned by funds affiliated with Avenue Asia Capital Partners IV., Ltd., which is a private equity investor with many years of private equity experience and is not in the business of underwriting securities.  Goldman Sachs Strategic Investments is an indirectly wholly-owned subsidiary of The Goldman Sachs Group, Inc. (the “GS Group”).  Although the GS Group is an affiliate of a broker-dealer (Goldman, Sachs & Co.), the GS Group itself is a bank holding company whose shares are listed on the New York Stock Exchange. The selling shareholder itself, GS Investments, is not in the business of underwriting securities.

Securities and Exchange Commission
October 29, 2010

None of the selling shareholders shall be deemed an “underwriter.”  The term underwriter under Section 2(11) of the Securities Act of 1933 includes any person who has purchased from an issuer with a view to the distribution of any security.  As described above, the selling shareholders have held their shares in the Company for more than three years.  They acquired their shares in the ordinary course of business with investment intent and not with a view to distribute such shares.  As described above, the registration of these shares is for the account of the selling shareholders and not for the benefit of the Company.  Accordingly, the Company believes that the selling shareholders are not “underwriters” as defined in the Securities Act of 1933.

The Company also believes that the mere filing and effectiveness of the Registration Statement does not evidence a distribution or an intent to distribute.  The Company has been informed that the selling shareholders have no agreements or understandings with any person with respect to the distribution of the ordinary shares.  Furthermore, Rule 100(b) of Regulation M defines a distribution as an offering of securities “that is distinguished from ordinary trading transactions by the magnitude of the offering and the presence of special selling efforts and selling methods” but the Company is not aware of any special selling efforts or selling methods that have been or will take place in connection with the filing of this registration statement.

Whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.

In light of the fact that the initial investments by the selling shareholders were made three or four years ago and that the selling shareholders have held the Company’s shares for more than three years, it is clear that the selling shareholders have made a long-term investment in the Company.  Both selling shareholders are in the business of investing in and developing companies, not underwriting securities.  They are in no sense alter egos of the Company or acting as a conduit for the Company.  This registration has none of the indicia of abuse which the Staff has focused on in the past when evaluating whether secondary offerings are actually disguised primary offerings.  In addition, the decision to file this registration statement was made by the selling shareholders and not by the Company, which will receive no benefits from this registration.  As described above, the ordinary shares are being registered for two investment firms which are the Company’s pre-IPO investors. The shares are not being registered for the account of the Company, a subsidiary of the Company or an entity of which the Company is a subsidiary.  The Company is not a subsidiary of either of the two investment firms.  As a result of all of the factors described above, the Company believes that the offering is a genuine secondary offering, not a disguised primary offering by or on behalf of the Company.

Conclusion

The Company respectfully advises the Staff that the transaction is a genuine secondary offering permitted by the Commission and that the selling shareholders are not

Securities and Exchange Commission
October 29, 2010

underwriters selling on behalf of an issuer. The question whether an offering is a genuine secondary offering is a factual one.  Based on the totality of facts and circumstances and for the reasons stated above, the Company believes that Rule 415(a)(1)(i) is available for the selling shareholders of the Company to register their shares on a secondary basis.

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If you have any questions regarding the above, please contact Peter X. Huang by phone at +86-10-6535-5599 (work), +86-135-0138-5907 (cell), by fax at +86-10-6535-5699, or via e-mail at peter.huang@skadden.com.

Very truly yours,

/s/ Peter X. Huang

Peter X. Huang

of SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

Enclosures

cc:	Donald Zhang, Chairman and Chief Executive Officer, IFM Investments Limited
Kevin Cheng Wei, Chief Financial Officer, IFM Investments Limited